June 27, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nudrat Salik or Jeanne Baker

Re: CareMax, Inc.

Form 10-K for the Year Ended December 31, 2022

Form 10-K/A for the Year Ended December 31, 2021

Correspondence Letter dated June 14, 2023

File No. 1-39391

We are writing to address the comments raised in the letter to CareMax, Inc. (the “Company”), dated June 14, 2023, from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Report”). The responses below correspond to the caption and number of the comment of the Staff (reproduced below in italics).

Form 10-K for the Year Ended December 31, 2022

Adjusted EBITDA, page 69.

1.
We note your response to comment 1. In regard to compensation expenses of $4,425,000, which are being adjusted for in your determination of Adjusted EBITDA, please address the following:
•
Please quantify the amounts associated with stay-on bonuses, severance, and duplicate employees separately;
•
Discuss how you determined that the expenses excluded are incremental costs and not normal, recurring cash operating expenses necessary to operate your business;
•
With specific reference to each compensation category (e.g. stay-on bonuses, severance and duplicate employees costs), please more fully explain how the removal of these costs are consistent with Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated

December 13, 2022. In this regard, we note that these costs appear related to revenue generation;
•
With regards to stay-on bonuses, please tell us the typical length of time the bonuses commit the employees to stay with the company; and
•
Specifically tell us the periods over which these types of compensation costs are expected to be incurred. For any costs that extend beyond a year, please further explain how you determined that the adjustment for these costs is appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

Response:

The Company respectfully advises the Staff the following with respect to the compensation expenses of $4,425,000, which are being adjusted for in our determination of Adjusted EBITDA:

•
The composition of compensation expenses for the year ended December 31, 2022 was as follows (in thousands):

Year Ended December 31, 2022
Duplicative salaries	$2,075
Severance	1,524
Stay-on bonuses	826
Total	$4,425

•
The Company respectfully advises the Staff that the Company believes that the adjustment for the above costs is consistent with Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022, and that the compensation expenses represent incremental costs that are not normal, recurring cash operating expenses necessary to operate our business. The Company notes the following:
o
Duplicative salaries relate to compensation for employees holding the same position and performing the same services, as another employee. In these situations, the Company was incurring compensation costs for two employees, for services of one full-time equivalent position. These situations occurred directly or indirectly because of the Business Combination, or an acquisition and subsequent retirement of an employee with critical responsibilities. The duplicative salaries were associated with the period needed to have a smooth transition between the employees. Accordingly, the Company believes that these incremental costs are neither normal nor recurring expenses as they were tied to specific, non-recurring circumstances noted above.
o
Severance represents costs associated with the elimination of departments and/or employees that were not part of the strategic vision of the go-forward combined company following the Business Combination, and were subsequently terminated. Subsequent to their termination, the employees did not provide services to the Company and therefore do not affect generation of revenue. The decision to eliminate an entire department, which gave rise to $1.2 million of the severance costs portion of this addback, was tied to the Business Combination and subsequent integration efforts by the Company. The Company believes these efforts to be non-recurring as the Company has not otherwise eliminated a department within two years and does not expect to do so in the following two years. For reference, the Company did not incur any severance costs as part of the Steward acquisition in November 2022.
o
The Company does not have a stay-on bonus program. Such bonuses were offered on a case-by-case basis to a limited number of individuals and required critical employees to stay with the Company during the period of transition following the Business Combination or other applicable acquisition. The Company does not expect to incur similar bonus payments in the future.
•
The periods over which the aforementioned compensation costs were expected to be incurred are as follows:
o
Duplicative salaries were typically incurred over a period of up to 12 months and the related costs were fully incurred by the end of the first quarter of 2023.
o
Severance costs were recognized at the time management decided to terminate the affected employees, which occurred in 2022.
o
The terms of stay-on bonuses varied and lapsed as of December 31, 2022, except for the stay-on bonus for one individual, who represents the majority of the addback and entered into a two-year employment agreement with the Company that expires in 2023. This individual came to CareMax as part of an acquisition and the Company believes that the stay-on bonus being in place was critical to the success of the acquisition. Additionally, these stay-on bonuses are not normal or recurring. Even though the Company has since completed several acquisitions, outside of this add-back, the Company has not granted any stay-on bonuses and does not currently expect to have any in the next two years.

2.
We note your response to comment 3. Please clarify your disclosures in a similar manner to your response.

Response:

Beginning with the Form 10-Q for the three months ended March 31, 2023, the Company renamed the “Restructuring and other costs” line item to “Business Combination integration costs”. In response to the Staff’s prior comment, the Company further enhanced its disclosure to clarify the difference between “Acquisition and integration related costs” and “Business Combination integration costs”. The Company will continue to clarify the distinction between the two line items in its future filings.

****************

If you have any questions related to this letter, please contact the undersigned at (786) 360-4768 or Erick Fernandez, the Company’s Chief Accounting Officer, at (305) 239-8937.

Sincerely,

/s/ Kevin Wirges

Kevin Wirges

Chief Financial Officer and Treasurer